Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: May 30, 2023

Explanatory Note: The following article was published by CNA Finance on May 30, 2023 at the following link: https://cnafinance.com/breeze-holdings-acquisition-corp-nasdaq-brez-are-you-paying-attention-yet/.

Breeze Holdings Acquisition Corp. (NASDAQ: BREZ) Stock: Are You Paying Attention Yet

Recently, I’ve been doing quite a bit of coverage of Breeze Holdings Acquisition Corp. (NASDAQ: BREZ), and for good reason. The company plans to acquire True Velocity Ammo relatively soon. If you’ve been following along, you already know that.

But there’s something you might not know.

As we await the closing of the deal, TV Ammo continues to make big moves. In fact, the company issued a press release just this morning to announce a strategic development partnership. Here’s what’s happening:

TV Ammo Enters Partnership With FN America

In the press release, TV Ammo said that it entered into a strategic partnership with FN America that will enable one of the most prolific machine guns in the world, the M240, to fire composite-cased cartridges with minor changes (including a barrel change. Of course, this will reduce the weight of ammunition for the M240 significantly, giving American soldiers the upper-hand in battle.

The two companies have already moved forward with an extensive First Article Test of the conversion kit at FN’s Columbia, SC, facility. That test started on May 8, 2023. That test will include shooting 30,000 rounds of True Velocity’s 6.8TVCM ammunition through a single M240 weapon system that has been chambered for the proprietary cartridge.

Once the companies complete the first test, they plan on beginning an additional 50,000-round endurance test to fully qualify the M240 chambereed for True Velocity’s 6.8 TVCM cartridge.

In a statement, Kevin Boscamp, Chairman and co-CEO at True Velocity, had the following to offer:

“This is the tip of the iceberg. We are working with top weapon manufacturers like FN America to change the paradigm for our soldiers and ensure that they have access to the very best technology that America has to offer. This level of innovation will not only breathe new life into a fantastic weapon system like the M240, but it opens the door to entirely new systems like True Velocity’s .338 Norma Lightweight Medium Machine Gun.”

The above statement was followed up by Chris Tedford, co-CEO at True Velocity. Here’s what he had to say:

“The performance implications of this ‘switch-barrel’ capability are eclipsed only by the magnitude of the business opportunity associated with it. We’re talking about improving the effective range of one of the most prolific machine guns in the world by as much as 50 percent, providing our warfighters with a significant advantage on the battlefield.“

Final Thoughts

I’ve been impressed with what True Velocity is doing for our soldiers ever since I found, and started following, Breeze Holdings Acquisition Corp. Today’s announcement only serves to solidify my positive view of the company. If you haven’t started paying attention yet, now is the time to do so.

Article Resources

●	https://finance.yahoo.com/news/true-velocity-partners-fn-america-120000999.html

Disclosure: CNA Finance is not an investment advisor or broker-dealer. This article is not a solicitation to buy or sell any security and was designed for information purposes only. This article was written by Joshua Rodriguez and shares his true opinion, which may not be the opinion of the publication it appears on. Joshua Rodriguez holds no positions in any security mentioned herein and has no intentions of opening positions within the next 72 hours. This publication was sponsored by Global Advertising Agency and should not be considered investment advice. Trading and investing in stocks involve risk. CNA Finance suggests you speak with your personal financial advisor or investment advisor before making any investment decisions.